EXHIBIT 99.1

News Release dated September 15, 2011

Suncor Energy Announces Automatic Share Repurchase Plan

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces Automatic Share Repurchase Plan

Calgary, Alberta (September 15, 2011) — Suncor Energy announced today that it entered into a pre-defined plan with a designated broker to allow for the repurchase of its common shares under its previously announced normal course issuer bid.  Suncor’s broker may repurchase the common shares under the plan on any trading during the bid including during Suncor’s internal trading blackout periods.  The plan has been reviewed by the Toronto Stock Exchange and will terminate on the earlier of the termination of the plan by the company in accordance with its terms or the expiry of the bid.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com

Suncor Energy Inc.
P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3
www.suncor.com